80 Arkay Drive

Hauppauge, New York 11788

James Ash, Esq.

Senior Vice President

Direct Telephone: (631) 470-2600

Fax: (631) 813-2884

E-mail :jamesa@geminifund.com

May 10, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:   Northern Lights Variable Trust (File Nos. 333-131820; 811-21853)(the “Trust”) Fidelity Bond Filing Pursuant to Rule 17g-1

Dear Sir/Madam:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, please be advised that the premium associated with the Trust’s Joint Investment Company Blanket Bond in the amount of $1,277.24 has been paid for the July 28, 2012 to July 28, 2013 policy year.  If the Trust had to purchase a separate Investment Company Blanket Bond, it would have paid $1,576.92.

Should you have any questions, please do not hesitate to contact the undersigned at (631) 470-2600.

Very truly yours,

/s/ James P. Ash

James P. Ash, Esq.

Encl.